Exhibit 99.1

Scailex Corporation Ltd. (“Scailex” and/or “the Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, Herzliya 46733 Israel
Telephone: + 972.9.961.0900 — Fax: + 972.9.961.0912

April 13, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside the Ordinary Course
of the Corporation's Business
Regulations 36(a) and 37 (b.1.) of the Securities Regulations
(Immediate and Periodic Reports), 5730 - 1970

Further to the Company’s Immediate Report of April 6, 2008, and after the audit committee’s approval was received in respect thereof and subject to the approval of Scailex’s general meeting, the Company hereby notifies that Scailex’s board of directors approved an agreement today for the sale of 100% of the issued and paid-up share capital of the Scailex subsidiary, Petroleum Capital Holdings Ltd. (“PCH”), to Israel Petrochemical Enterprises Ltd. (“IPE”), the controlling shareholder of the Company (“the Sale Agreement”), for the consideration of an inclusive sum of about ILS 1.14 billion, which reflects a price of ILS 3.62 per share of Oil Refineries Ltd. (“ORL”).

Furthermore, subject to completion of the Sale Agreement, and after the audit committee’s approval was received in respect thereof, and subject to the approval of Scailex’s general meeting, Scailex’s board of directors approved Scailex’s engagement in a “run-off” insurance policy to cover directors, who shall hold office in Scailex and in the subsidiaries of Scailex on its behalf up until the completion date of the Sale Agreement, at a sum of coverage of up to USD 30 million, and for a premium not to exceed ILS 2.5 million.

PCH is a wholly owned subsidiary of Scailex. Correct to the publication date of this report, PCH holds approximately 15.76% of ORL’s share capital, and is, together with Scailex, a party to an irrevocable letter of undertakings from the Israel Corporation Ltd. (“the Israel Corporation”), which regulates their relations as shareholders of ORL (“the Irrevocable Letter of Undertaking”), as specified in Scailex’s Immediate Report of May 10, 2007, and its supplementary report of July 26, 2007.

Within the scope of the Sale Agreement, and in addition to the purchase of all of PCH’s shares, IPE shall purchase capital notes from the Company, which PCH had issued in respect of a flow of funds to PCH, and shall receive, by way of assignment and transfer, all rights and obligations of Scailex and of PCH pursuant to and by virtue of the Israel Corporation’s Irrevocable Letter of Undertaking, as specified hereunder.

The sale of the Company’s shareholdings in PCH shall generate a capital gain for the Company in the Company’s books at the sum of about ILS 129 million, subject to adjustments in respect of changes up until the completion date of the Sale Agreement, including in respect of changes in the exchange rate of the USD and in the ORL share rate on the stock exchange. That stated in this paragraph contains forward-looking information, such that there is no certainty that the Sale Agreement shall be completed or that the capital gain that shall be generated for the Company shall not be materially different as a result of the said changes.

The completion of the Sale Agreement and the approval of Scailex’s engagement in a “run-off” insurance policy for the existing officeholders in the Company are subject to the approval of Scailex’s general meeting of shareholders, which shall be summoned in a detailed Immediate Report, in conformance with the Companies’ Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001 and with the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970, and in conformance with additional suspending conditions as prescribed in the Sale Agreement.

Scailex has been informed that IPE’s board of directors’ has approved the sale of all of IPE’s shares of Scailex (50.06% of Scailex’s issued share capital), upon the fulfillment of certain conditions and simultaneously with the signing of the Sale Agreement, to Suny Electronics Ltd. (“Suny”), an interested party in Scailex, in such manner that IPE shall cease to be a shareholder in Scailex, while Suny shall become the controlling shareholder in Scailex (today, Suny, together with the controlling shareholder therein, Mr. Ilan Ben-Dov and his affiliated companies, hold 36.6% of Scailex’s issued share capital).

Both transactions specified above are interdependent and, subject to the fulfillment of the suspending conditions stipulated therein, shall be executed simultaneously.

Sincerely, Scailex Corporation Ltd.